UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                              U.S. Electricar Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  90328P100000
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Joseph B. Wollard, Esq.
                                 Citigroup Inc.
                           425 Park Avenue, 3rd Floor
                               New York, NY 10043
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 25, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP No. ___________                                        Page __ of __ Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Citibank (Luxembourg) S.A.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Luxembourg
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        53,042,454
                  --------------------------------------------------------------
   NUMBER OF      8     SHARED VOTING POWER
    SHARES
 BENEFICIALLY           0
   OWNED BY       --------------------------------------------------------------
EACH REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON
     WITH               53,042,454
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      53,042,454
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      BK
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Citicorp Banking Corporation
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                  --------------------------------------------------------------
   NUMBER OF      8     SHARED VOTING POWER
    SHARES
 BENEFICIALLY           53,042,454**
   OWNED BY       --------------------------------------------------------------
EACH REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON
     WITH               0
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        53,042,454**
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      53,042,454**
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Citibank (Luxembourg) S.A.

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Citicorp
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                  --------------------------------------------------------------
   NUMBER OF      8     SHARED VOTING POWER
    SHARES
 BENEFICIALLY           53,042,454**
   OWNED BY       --------------------------------------------------------------
EACH REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON
     WITH               0
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        53,042,454**
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      53,042,454**
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Citibank (Luxembourg) S.A.

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Citigroup Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                  --------------------------------------------------------------
   NUMBER OF      8     SHARED VOTING POWER
    SHARES
 BENEFICIALLY           53,066,054**
   OWNED BY       --------------------------------------------------------------
EACH REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON
     WITH               0
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        53,066,054**
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      53,066,054**
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.1%**
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Citibank (Luxembourg) S.A. and other wholly owned subsidiaries of Citigroup Inc.

                                  SCHEDULE 13D

Item 1.Security and Issuer.

      The title of the class of equity securities to which this statement relates is Common Stock, no par value, of U.S. Electricar, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 19850 South Magellan Drive, Torrance, CA 90502.

Item 2.Identity and Background.

      Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of Citibank (Luxembourg) S.A. ("Citibank Luxembourg"), a Luxembourg corporation, Citicorp Banking Corporation ("Citicorp Banking"), a Delaware corporation, Citicorp, a Delaware corporation, and Citigroup Inc. ("Citigroup"), a Delaware corporation (collectively, the "Reporting Persons").

Citibank (Luxembourg) S.A.

      (a)   Name: Citibank (Luxembourg) S.A.
      (b) Address of Principal Place of Business and Office: 58 Boulevard Grande-Duchesse Charlotte, P.O. Box 1373, L-1330, Luxembourg
      (c)   Principal Business: Banking
      (d)   Criminal Proceedings: None
      (e)   Civil Proceedings: None
      (f)   Citizenship: Luxembourg

      Officers and Directors: See Exhibit A attached hereto, and incorporated herein by reference with respect to each executive officer and director of Citibank (Luxembourg) S.A.

Citicorp Banking Corporation

      (a)   Name: Citicorp Banking Corporation
      (b) Address of Principal Place of Business and Office: One Penn's Way, New Castle, DE, 19720.
      (c)   Principal Business: Holding company for banking subsidiaries
      (d)   Criminal Proceedings:  None
      (e)   Civil Proceedings:  None
      (f)   Citizenship:  Delaware

      Officers and Directors: See Exhibit A attached hereto, and incorporated herein by reference with respect to each executive officer and director of Citibank Banking Corporation.


                                     Page 5
                                  of __ Pages

Citicorp

      (a)   Name: Citicorp
      (b) Address of Principal Place of Business and Office: 399 Park Avenue, New York, NY, 10043
      (c) Principal Business: Holding company for banking and other financial services subsidiaries.
      (d)   Criminal Proceedings:  None
      (e)   Civil Proceedings:  None
      (f)   Citizenship:  Delaware

      Officers and Directors: See Exhibit A attached hereto, and incorporated herein by reference with respect to each executive officer and director of Citicorp.

Citigroup Inc.

      (a)   Name: Citigroup Inc.
      (b) Address of Principal Place of Business and Office: 153 East 53rd Street, New York, NY, 10043.
      (c) Principal Business: Holding company for banking, securities and insurance subsidiaries.
      (d)   Criminal Proceedings:  None
      (e)   Civil Proceedings:  None
      (f)   Citizenship:  Delaware

      Officer and Directors: See Exhibit A attached hereto, and incorporated herein by reference with respect to each executive officer and director of Citigroup Inc.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of the Issuer's common stock reported herein were purchased with the working capital of Citibank Luxembourg.

Item 4. Purpose of Transaction.

Citibank Luxembourg purchased the shares of the Issuer's common stock reported herein from an account managed for the benefit of certain customers of Citibank Luxembourg to resolve a fund administration problem. At the present time the Reporting Persons have no plans or proposals which relate to or would result in an affirmative response to sections (a)-(j) of the Instructions to Item 4.


                                     Page 6
                                  of __ Pages

Item 5. Interest in Securities of the Issuer.

Citibank Luxembourg

As of February 28, 1997 Citibank Luxembourg directly beneficially owned 53,042,454 shares of the Issuer's common stock, including 42,310,947 shares directly in the form of common stock and 10,731,507 shares indirectly through ownership of a bond issued by the Issuer and convertible into shares of common stock. On March 25, 1997 Citibank Luxembourg converted the Issuer's bond and received 10,731,507 shares of the Issuer's common stock. To the best knowledge of Citibank Luxembourg, none of the persons named in Exhibit A hereto under Citibank Luxembourg owns securities of the Issuer.

The following information is being provided as of December 3, 1999 with respect to Citibank Luxembourg's direct beneficial ownership of the Issuer's common stock.

      (a)   Amount Beneficially Owned:                          53,042,454

      (b)   Percent of Class:                                           21%

      (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the
                  vote......................................... 53,042,454

            (ii)  shared power to vote or direct the
                  vote.........................................          0

            (iii) sole power to dispose or to direct the
                  disposition of............................... 53,042,454

            (iv)  shared power to dispose or to direct the
                  disposition of...............................          0

Citicorp Banking

Citicorp Banking is the parent company of Citibank Luxembourg. To the best knowledge of Citicorp Banking, none of the persons named in Exhibit A hereto under Citicorp Banking owns securities of the Issuer. The following information is being provided as of December 3, 1999 with respect to Citicorp Banking's indirect beneficial ownership of the Issuer's common stock.

      (a)   Amount Beneficially Owned:                          53,042,454

      (b)   Percent of Class:                                           21%


                                     Page 7
                                  of __ Pages

      (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the
                  vote.........................................          0

            (ii)  shared power to vote or direct the
                  vote......................................... 53,042,454

            (iii) sole power to dispose or to direct the
                  disposition of...............................          0

            (iv)  shared power to dispose or to direct the
                  disposition of............................... 53,042,454

Citicorp

Citicorp is the parent company of Citicorp Banking. To the best knowledge of Citicorp, none of the persons named in Exhibit A hereto under Citicorp owns securities of the Issuer. The following information is being provided as of December 3, 1999 with respect to Citicorp's indirect beneficial ownership of the Issuer's common stock.

      (a)   Amount Beneficially Owned:                          53,042,454

      (b)   Percent of Class:                                           21%

      (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the
                  vote.........................................          0

            (ii)  shared power to vote or direct the
                  vote......................................... 53,042,454

            (iii) sole power to dispose or to direct the
                  disposition of...............................          0

            (iv)  shared power to dispose or to direct the
                  disposition of............................... 53,042,454


                                     Page 8
                                  of __ Pages

Citigroup

Citigroup is the parent company of Citicorp. To the best knowledge of Citigroup, none of the persons named in Exhibit A hereto under Citigroup owns securities of the Issuer. The following information is being provided as of December 3, 1999 with respect to Citigroup's indirect beneficial ownership of the Issuer's common stock.

      (a)   Amount Beneficially Owned:                          53,066,054

      (b)   Percent of Class:                                         21.1%

      (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the
                  vote.........................................          0

            (ii)  shared power to vote or direct the
                  vote......................................... 53,066,054

            (iii) sole power to dispose or to direct the
                  disposition of...............................          0

            (iv)  shared power to dispose or to direct the
                  disposition of............................... 53,066,054

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material to be filed as Exhibits.

        Exhibit   Description
        -------   -----------

           A Officers and Directors of Citibank (Luxembourg) S.A. and Citigroup Inc.

           B Consent to Joint Filing of Schedule 13D pursuant to Rule 13d-1(k) of the Act.


                                     Page 9
                                  of __ Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 1999


Citibank (Luxembourg) S.A.

By: /s/ Jean-Claude Lecoq
    -------------------------
Name:  Jean-Claude Lecoq
Title: Financial Controller


Citicorp Banking Corporation

By: /s/ William H. Wolf
    -------------------------
Name:  William H. Wolf
Title: Senior Vice President


Citicorp

By: /s/ Joan C. Caridi
    -------------------------
Name:  Joan C. Caridi
Title: Assistant Secretary


Citigroup Inc.

By: /s/ Joan C. Caridi
    -------------------------
Name:  Joan C. Caridi
Title: Assistant Secretary


                                     Page 10
                                   of __ Pages

         Executive Officers and Directors of Citibank (Luxembourg) S.A.

Set forth below are the names, titles, business addresses, principal occupations and citizenship of the Executive Officers and Directors of Citibank (Luxembourg) S.A.

William O'Dea
CCO and Managing Director
Business Address:
Citibank (Luxembourg) S.A.
58 Boulevard Grande Duchesse Charlotte
L-1330 Luxembourg
Citizenship: United States

Wendy Janes
Co-Managing Director
Business Address:
Citibank (Luxembourg) S.A.
58 Boulevard Grande Duchesse Charlotte
L-1330 Luxembourg
Citizenship: United Kingdom

John Alldis
Member of the Board of Directors
Business Address:
Citibank (Luxembourg) S.A.
58 Boulevard Grande Duchesse Charlotte
L-1330 Luxembourg
Citizenship: Luxembourg

Bernard Lancin
Member of the Board of Directors
Business Address:
Citibank (Luxembourg) S.A.
58 Boulevard Grande Duchesse Charlotte
L-1330 Luxembourg
Citizenship: France

Claude Jouven
Member of the Board of Directors
Business Address:
Citibank, N.A.
19 Le Parvis
F 92800
Puteux, France
Citizenship: France

Claude Poppe
Member of the Board of Directors
Business Address:
Citibank (Switzerland)
16 Quai General-Guisan
PO Box 3946
CH-1211
Geneva 3, Switzerland
Citizenship: Belgium


                                     Page 11
                                   of __ Pages

               Executive Officers and Directors of Citigroup Inc.

      Set forth below are the names, titles, business addresses, principal occupations and citizenship of the Executive Officers and Directors of Citigroup Inc.

Name, Title and Citizenship          Principal Occupation and Business Address
---------------------------          -----------------------------------------

C. Michael Armstrong                 Chairman & Chief Executive Officer
Director                             AT&T Corporation
United States                        295 North Maple Avenue, Room 4353L
                                     Basking Ridge, NJ 07920

Alain J. P. Belda                    President & Chief Executive Officer
Director                             Alcoa Inc.
Brazil                               201 Isabella Street, Floor 6J12
                                     Pittsburgh, PA 15212-5858

Kenneth J. Bialkin                   Partner
Director                             Skadden, Arps, Slate, Meagher & Flom
United States                        919 Third Avenue
                                     New York, NY 10022

Kenneth T. Derr                      Chairman & Chief Executive Officer
Director                             Chevron Corporation
United States                        575 Market Street, 40th fl
                                     San Francisco, CA 94105

John M. Deutch                       Institute Professor
Director                             Massachusetts Institute of Technology
United States                        77 Massachusetts Avenue, Room 6-208
                                     Cambridge, MA 02139

The Honorable Gerald R. Ford         Former President of the United States
Honorary Director                    40365 Sand Dune Road
United States                        Rancho Mirage, CA 92270

Ann Dibble Jordan                    Consultant
Director                             2940 Benton Place, N.W.
United States                        Washington, DC 20008-2718

Reuben Mark                          Chairman and Chief Executive Officer
Director                             Colgate-Palmolive Company
United States                        300 Park Avenue
                                     New York, NY 10022-7499


                                     Page 12
                                   of __ Pages

Name, Title and Citizenship          Principal Occupation and Business Address
---------------------------          -----------------------------------------

Michael T. Masin                     Vice Chairman and President - International
Director                             GTE Corporation
United States                        1255 Corporate Drive
                                     Mail Code SVC06C30
                                     Irving, TX  75038

Dudley C. Mecum                      Managing Director
Director                             Capricorn Management
United States                        30 East Elm Street
                                     Greenwich, CT 06830

Richard D. Parsons                   President
Director                             Time Warner Inc.
United States                        75 Rockefeller Plaza, 29th fl
                                     New York, NY 10019

Andrall E. Pearson                   Chairman & Chief Executive Officer
Director                             TRICON Global Restaurants, Inc.
United States                        660 Steamboat Road
                                     Greenwich, CT 06830

John S. Reed                         Chairman and Co-Chief Executive Officer
Director and                         Citigroup Inc.
Executive Officer                    153 East 53rd Street, 4th fl
United States                        New York, NY 10043

Robert E. Rubin                      Member of the Office of the Chairman
Director and                         Citigroup Inc.
Executive Officer                    153 East 53rd Street, 4th fl
United States                        New York, NY 10043

Robert B. Shapiro                    Chairman and Chief Executive Officer
Director                             Monsanto Company
United States                        800 North Lindbergh Boulevard
                                     Mail Zone D1S
                                     St. Louis, MO 63167

Franklin A. Thomas                   Former President
Director                             The Ford Foundation
United States                        595 Madison Avenue, 33rd fl
                                     New York, NY 10022


                                     Page 13
                                   of __ Pages

Name, Title and Citizenship          Principal Occupation and Business Address
---------------------------          -----------------------------------------

Sanford I. Weill                     Chairman and Co-Chief Executive Officer
Director and                         Citigroup Inc.
Executive Officer                    153 East 53rd Street, 4th fl
United States                        New York, NY 10043

Edgar S. Woolard, Jr.                Former Chairman & Chief Executive Officer
Director                             E.I. du Pont de Nemours & Company
United States                        1007 Market Street
                                     Wilmington, DE 19898

Arthur Zankel                        General Partner
Director                             First Manhattan Co.
United States                        437 Madison Avenue
                                     New York, NY 10022

Michael A. Carpenter                 Co-Chief Executive Officer
Executive Officer                    Global Corporate and Investment Bank
United States                        Citigroup Inc.
                                     399 Park Avenue, 2nd fl
                                     New York, NY 10043

Paul J. Collins                      Vice Chairman
Executive Officer                    Citigroup Inc.
United States                        153 East 53rd St., 4th fl
                                     New York, NY 10043

Michael D'Ambrose                    Senior Human Resources Officer
Executive Officer                    Citigroup Inc.
United States                        153 East 53rd St., 4th fl
                                     New York, NY 10043

Jay S. Fishman                       President & CEO
Executive Officer                    Travelers Property Casualty Corp.
United States                        One Tower Square, 8GS
                                     Hartford, CT 06183

Edward D. Horowitz                   Citigroup Inc.
Executive Officer                    153 East 53rd St., 4th fl
United States                        New York, NY 10043


                                     Page 14
                                   of __ Pages

Name, Title and Citizenship          Principal Occupation and Business Address
---------------------------          -----------------------------------------

Thomas Wade Jones                    Co-Chairman & CEO
Executive Officer                    SSB Asset Management Group
United States                        153 East 53rd St., 4th fl
                                     New York, NY 10043

Robert I. Lipp                       Chairman & CEO
Executive Officer                    Global Consumer Business
United States                        Citigroup Inc.
                                     153 East 53rd St., 4th fl
                                     New York, NY 10043

Deryck C. Maughan                    Vice Chairman
Executive Officer                    Citigroup Inc.
United Kingdom                       153 East 53rd St., 4th fl
                                     New York, NY 10043

Victor J. Menezes                    Co-Chief Executive Officer
Executive Officer                    Global Corporate and Investment Bank
India                                Citigroup Inc.
                                     399 Park Avenue, 2nd fl
                                     New York, NY 10043

Heidi G. Miller                      Chief Financial Officer
Executive Officer                    Citigroup Inc.
United States                        153 East 53rd St., 4th fl
                                     New York, NY 10043

Charles O. Prince, III               Co-General Counsel/Corporate Secretary
Executive Officer                    Citigroup Inc.
United States                        153 East 53rd St., 4th fl
                                     New York, NY 10043

William R. Rhodes                    Vice Chairman
Executive Officer                    Citigroup Inc.
United States                        399 Park Avenue, 2nd fl
                                     New York, NY 10043

Petros Sabatacakis                   Senior Risk Officer
Executive Officer                    Citigroup Inc.
United States                        153 East 53rd Street
                                     New York, NY  10043


                                     Page 15
                                   of __ Pages

Name, Title and Citizenship          Principal Occupation and Business Address
---------------------------          -----------------------------------------

Todd S. Thomson                      Senior Vice President
Executive Officer                    Citigroup Inc.
United States                        153 East 53rd St., 4th fl
                                     New York, NY 10043

Marc P. Weill                        Head of Citigroup Investments
Executive Officer                    Citigroup Inc.
United States                        153 East 53rd St., 4th fl
                                     New York, NY 10043

Robert B. Willumstad                 Chairman
Executive Officer                    CitiFinancial Credit Company
United States                        153 East 53rd St., 5th fl
                                     New York, NY 10043


                                     Page 16
                                   of __ Pages

                                    EXHIBIT B

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation D of the Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is, and any future amendments thereto may be, filed on behalf of each of us.

Dated: December 7, 1999


Citibank (Luxembourg) S.A.

By: /s/ Jean-Claude Lecoq
    --------------------------
Name:  Jean-Claude Lecoq
Title: Financial Controller


Citicorp Banking Corporation

By: /s/ William H. Wolf
    --------------------------
Name:  William H. Wolf
Title: Senior Vice President


Citicorp

By: /s/ Joan C. Caridi
    --------------------------
Name:  Joan C. Caridi
Title: Assistant Secretary


Citigroup Inc.

By: /s/ Joan C. Caridi
    --------------------------
Name:  Joan C. Caridi
Title: Assistant Secretary


                                     Page 17
                                   of __ Pages